UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04006171

January 19, 2004

Glenn P. Zarin
Counsel
Loews Corporation
667 Madison Avenue
New York, New York 10021-8087

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 1-19-2004

Re: Loews Corporation
Incoming letter dated December 19, 2003

Dear Mr. Zarin:

This is in response to your letter dated December 19, 2003 concerning the shareholder proposal submitted to Loews by Raymond B. Ruddy. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.



Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

cc: Raymond B. Ruddy
26 Rolling Lane
Dover, MA 02030

LOEWS
CORPORATION

Glenn P. Zarin
Counsel

December 19, 2003



**VIA OVERNIGHT COURIER**

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Judiciary Plaza
Washington, DC 20549

Re: Loews Corporation
Omission of Shareholder Proposal of Raymond B. Ruddy

Ladies and Gentlemen:

Loews Corporation, a Delaware corporation (the "Company") is filing this letter with the Securities and Exchange Commission (the "Commission") pursuant to Rules 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

On October 23, 2003, the Company received a shareholder proposal (the "Proposal") and supporting statement (the "Supporting Statement") from Raymond B. Ruddy (the "Proponent"), which the Proponent seeks to have included in the Company's proxy statement relating to the Company's 2004 Annual Meeting of Shareholders (the "Proxy Materials"). A copy of the Proposal and the Supporting Statement is attached hereto as Exhibit A.

The Proposal requires that the Company cease making charitable contributions. The Company believes that it may omit the Proposal from the Proxy Materials for each of the following, separately sufficient reasons:

(i) pursuant to Rule 14a-8(i)(7), because it pertains to a matter repeatedly found by the Staff of the Commission (the "Staff") to be within a company's ordinary business operations when directed towards a particular charity or type of charity; and

(ii) pursuant to Rule 14a-8(i)(1), because the Proposal is not a proper subject for action by shareholders under Delaware Law.

The Company therefore respectfully requests confirmation that the Staff will not recommend any enforcement action against the Company if the Company omits the Proposal from the Proxy Materials. Pursuant to Rule 14a-8(j), the Company is submitting six (6) copies of this letter, and the Proponent's letter, including the Proposal and the Supporting Statement. A copy of this submission is being furnished simultaneously to the Proponent.

667 Madison Avenue, New York, New York 10021-8087 voice: 212-521-2936 fax: 212-521-2997 e-mail: gzarin@loews.com

A. The Proposal.

The Proposal requests that the Company "cease making charitable contributions." See Exhibit A.

B. Basis for Omission Under Rule 14a-8(i)(7).

The Proposal requests that the Company "cease making charitable contributions." Although the Proposal appears facially neutral, its supporting statement makes clear that the proposed ban on charitable contributions is actually directed toward a particular kind of charitable contribution, namely, contributions to Planned Parenthood and organizations that support abortions. Historically, the Staff has found that facially neutral proposals that were in effect directed toward specific kinds of charitable giving were excludable pursuant to Rule 14a-8(i)(7) (and its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business.

The Supporting Statement includes the following language:

> "For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes."

This language, which constitutes nearly one-quarter of the entire Proposal, concerns one type of charity, to the exclusion of all others. Furthermore, the Proposal makes no attempt to relate this type of charity to the Company or the Company's business. As a result, it seems clear that the Proponent is concerned not about charitable contributions generally, but rather only those contributions to organizations that are disfavored by the Proponent. The Company believes that the shareholder proposal process should not be allowed to be used to advocate social beliefs under the guise of facial neutrality, especially when those beliefs have no apparent relation to a company or its business.

The Proposal falls within the scope of the no-action letters issued by the Staff that concur with the exclusion of proposals, pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)), that seek to prohibit charitable contributions to specific types of organizations. See, e.g., *Bank of America Corporation* (January 24, 2003) (facially neutral proposal to refrain from making charitable contributions); *Lucent Technologies* (October 3, 2002) (facially neutral proposal to refrain from making charitable contributions to organizations that violate their industries' code of ethics); *American Home Products Corporation* (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); *Schering-Plough Corporation* (March 4, 2002) (facially neutral proposal that the company form a committee to study the impact of charitable contributions on the business of the company); *The Walt Disney Company* (November 10, 1997) (facially neutral proposal that the company refrain from making any charitable contributions); and *Colgate-Palmolive Company* (February 10, 1997) (proposal requesting that the company make no charitable contributions to organizations that perform abortions).

In *American Home Products*, a facially neutral proposal requested that the board "form a committee to study the impact [that] charitable contributions have on the business of the company." Similar to the Proposal, the preamble to the American Home Products proposal included, among others, the following statements:

"Whereas, some charitable groups are involved in controversial activities like abortion[;]"

"Whereas, Planned Parenthood is the (sic) charitable organization and the single largest provider of abortions in the United States[;]" and

"Whereas, our company or its affiliated foundation, (sic) has given money to Planned Parenthood and other charities."

The Staff concurred that, notwithstanding the facially neutral language of the Proposal, it was directed toward charitable contributions for a specific type of organization (abortion related organizations) and could, therefore, be excluded under Rule 14a-8(i)(7) because it related to the company's ordinary business operations.

In *Schering-Plough*, a facially neutral proposal requested that the company "form a committee to study the impact [that] charitable contributions have on the business of the company and its share value." The company argued that the proposal, along with its supporting statement, were "clearly designed to involve the company in the issue of abortion." The Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the company's ordinary business operations (i.e., charitable contributions directed to specific types of organizations). In *Walt Disney*, a facially neutral proposal requested that the company refrain from making any charitable contributions." However when read in combination with the proposal's supporting statement, it was clear that the proposal was directed at contributions to organizations advocating homosexual causes. Looking behind the face of the proposal in order to recognize the proponent's and the proposal's true objective, as was done in *American Home Products* and *Schering-Plough*, the Staff concurred that the proposal could be omitted from the company's proxy materials in reliance on Rule 14a-8(i)(7) because the proposal related to the Company's ordinary business operations.

As the *American Home Products*, *Schering-Plough* and *Walt Disney* no-action letters evidence, the Staff has historically looked beyond a facially neutral shareholder proposal in order to determine whether the proposal is actually directed toward contributions to specific types of charitable organizations.[1] In each of these no-action letters, proposals which appeared to be neutral were found to be directed toward specific kinds of charitable giving and, therefore, were excluded pursuant to Rule 14a-8(i)(7) (or its predecessor, Rule 14a-8(c)(7)) as relating to ordinary business.

[1] In the no-action letter of *Microsoft Corporation* (August 11, 2003), the Staff, without explanation, did refrain from providing no-action relief with respect to a proposal containing language similar to that of the Proposal.

C. Basis for Omission Under Rule 14a-8(i)(1).

The Proposal may be excluded under Rule 14a-8(i)(1), because it is not a proper subject for action by shareholders under Delaware Law.

The Company is a Delaware corporation subject to the Delaware General Corporation Law. Under Delaware law, the board of directors is responsible for the Company's management. Section 141(a) of the Delaware General Corporation Law provides that the business and affairs of a Delaware corporation are to be managed by or under the direction of the board of directors unless the corporation's certificate of incorporation provides otherwise. The Company's certificate of incorporation does not contain any provision that would allow shareholders to require the board to adopt or implement policies regarding charitable contributions.

The Proposal purports to require that the Company's board implement a policy regarding charitable contributions. This does not constitute a request, a recommendation or a suggestion for the board to consider adopting or implementing a new policy concerning charitable contributions. There is no precatory language in the Proposal. Instead, it is a flat requirement for the board to implement the policy in the Proposal. Under any logical interpretation, the Proposal would require the board both to adopt a policy and then to implement it. Because the Proposal would require board action, it constitutes a shareholder effort to regulate directly and in a mandatory manner the conduct of business that Delaware law entrusts to directors. As a mandate for director action, the Proposal is not within the power of shareholders and may be excluded.

The Note to paragraph (i)(1) of Rule 14a-8 states in relevant part, "Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

The Division of Corporation Finance Staff Legal Bulletin No. 14, dated July 13, 2001, states in relevant part, under the heading "Substantive Issues," "When drafting a proposal, shareholders should consider whether the proposal, if approved by shareholders, would be binding on the company. In our experience, we have found that proposals that are binding on the company face a much greater likelihood of being improper under state law and, therefore, excludable under Rule 14a-8(i)(1)."

The Proposal purports to bind the Company's board, without any precatory language, with respect to a matter that is within board control. Therefore, the Company has concluded that it may exclude the Proposal from its Proxy Materials on this ground.

D. Conclusion.

For the reasons set forth above, the Company respectfully requests that the Staff concur in its view that it may exclude the Proposal from the Company's Proxy Materials under Rules 14a-8(i)(7) and 14a-8(i)(1). In order to meet the Company's timetable for preparing its Proxy Materials and distributing responses to shareholder proposals in a timely manner pursuant to the rules of the Commission, the Company would appreciate your response to this request by February 1, 2004. Should you require additional information, please do not hesitate to contact the undersigned at (212) 521-2936. Please acknowledge receipt of this filing by date-stamping the enclosed additional copy of this letter and returning it in the enclosed pre-addressed, stamped envelope.

Very truly yours,

Glenn P. Zarin

Enc.
cc: Mr. Raymond B. Ruddy
26 Rolling Lane
Dover, Massachusetts 02030

**EXHIBIT A**

"Resolved, Loews Corporation cease making charitable contributions.

"Supporting Statement: Thomas Jefferson once wrote, 'To compel a man to furnish contributions of money for propagation of opinions which he disbelieves is sinful and tyrannical.' Choice is a popular word in our culture. Noble prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Loews Corporation employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated."

ORIG.
G2
cc: BG
K2
CD

October 20, 2003

26 Rolling Lane
Dover, MA 02030

Lowes Corporation
Attention: Jonathan M. Tisch
667 Madison Avenue
New York, NY 10021

Dear Sir:

I am the owner of 103 shares of Lowes Corporation. I have owned the shares since 01/14/00 and intend to hold them through the time of the next annual meeting. At that meeting I wish to propose the following resolution:

Resolved, Lowes Corporation cease making charitable contributions.

**Supporting Statement**

Thomas Jefferson once wrote, "To compel a man to furnish contributions of money for propagation of opinions which he disbelieves is sinful and tyrannical." Choice is a popular word in our culture. Noble prize winning economist and long time critic of corporate charitable contributions, Milton Friedman, writes about the importance of choice in his book, Free to Choose. By making charitable contributions at the corporate level we have usurped the right and duty of individuals to support the charities of their choice. We may also be forcing thousands of people to support causes they may disagree with on a most profound level. For example, abortion rights advocates often use the word choice, without mentioning what the choice is all about, i.e., abortion. Today there are a number of prominent charities advocating for abortion and, in at least one case, Planned Parenthood, actually performing abortions. Other charities, often times involved in research for cures of disease, may advocate the destruction of human embryos for research purposes. These may be more controversial examples, but they illustrate the point today, many charities are involved in activities that are divisive and not universally supported. Lowes Corporation employees and shareholders represent a broad range of interests. It is truly impossible to be sensitive to the moral, religious and cultural sensitivities of so many people. Rather than compel our stakeholders to support potentially controversial charitable groups we should refrain from giving their money away for them. Let each person choose. The importance of individual choice and the importance of each individual cannot be underestimated.

Raymond B. Ruddy

# DIVISION OF CORPORATION FINANCE
# INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 19, 2004

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Loews Corporation
Incoming letter dated December 19, 2003

The proposal mandates that the company cease making charitable contributions.

There appears to be some basis for your view that Loews may exclude the proposal under rule 14a-8(i)(1) as an improper subject for shareholder action under applicable state law. It appears that this defect could be cured, however, if the proposal were recast as a recommendation or request that the board of directors take the steps necessary to implement the proposal. Accordingly, unless the proponent provides Loews with a proposal revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Loews omits the proposal from its proxy materials in reliance on rule 14a-8(i)(1).

We are unable to concur in your view that Loews may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Loews may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Daniel Greenspan
Attorney-Advisor